EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended June 28, 2003
Fixed charges:
Interest expense	$143
Distributions on preferred securities of subsidiary trusts, net of income taxes	13
Estimated interest portion of rents	16
Total fixed charges	$172

Income:
Income from operations before income taxes and distributions on preferred securities of subsidiary trusts	$209
Fixed charges *	159
Adjusted income	$368

Ratio of income to fixed charges	2.14

*     Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.